Dollar General Corporation

100 Mission Ridge

Goodlettsville, Tennessee 37072

November 10, 2009

VIA FACSIMILE AND EDGAR

Catherine T. Brown
H. Christopher Owings
John Fieldsend

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington D.C. 20549

Re:	Dollar General Corporation
Registration Statement on Form S-1
File No.: 333-161464

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Dollar General Corporation (the “Company”) be accelerated so that the Registration Statement may become effective at 4:00 p.m. EST on November 12, 2009, or as soon as possible thereafter.  The foregoing request hereby supersedes the request filed by the Company on November 9, 2009 and that request is hereby withdrawn in all respects.  In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Dollar General Corporation

By:	/s/ Susan S. Lanigan
Susan S. Lanigan
Executive Vice President and General Counsel